SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number:

Orbital Corporation Limited

(Translation of registrant’s name into English)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
ORBITAL CORPORATION LIMITED

ABN
32 009 344 058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,666,667

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing ordinary share

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, shares will rank equally with existing ordinary shares from the date of allotment.

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement to provide additional Working Capital

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 November 2006

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	437,958,755	Ordinary Fully Paid

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	_______________________	_______________________

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	__________________________________________________________

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	__________________________________________________________

12	Is the issue renounceable or non-renounceable?	__________________________________________________________

13	Ratio in which the +securities will be offered	__________________________________________________________

14	+Class of +securities to which the offer relates	__________________________________________________________

15	+Record date to determine entitlements	__________________________________________________________

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	__________________________________________________________

17	Policy for deciding entitlements in relation to fractions	__________________________________________________________

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

__________________________________________________________

19	Closing date for receipt of acceptances or renunciations	__________________________________________________________

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

20	Names of any underwriters	__________________________________________________________

21	Amount of any underwriting fee or commission	__________________________________________________________

22	Names of any brokers to the issue	__________________________________________________________

23	Fee or commission payable to the broker to the issue	__________________________________________________________

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	__________________________________________________________

25	If the issue is contingent on +security holders’ approval, the date of the meeting	__________________________________________________________

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	__________________________________________________________

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	__________________________________________________________

28	Date rights trading will begin (if applicable)	__________________________________________________________

29	Date rights trading will end (if applicable)	__________________________________________________________

30	How do +security holders sell their entitlements in full through a broker?	__________________________________________________________

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	__________________________________________________________

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	__________________________________________________________

33	+Despatch date	__________________________________________________________

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	__________________________________________________________

39	Class of +securities for which quotation is sought	__________________________________________________________

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

__________________________________________________________

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	__________________________________________________________

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	________________________	________________________

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 14 November 2006
Company secretary

Print name:	Keith Halliwell

= = = = =

+ See chapter 19 for defined terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: November 14, 2006	By:	/s/ Keith Halliwell
	Name:	Keith Halliwell
	Title:	Company Secretary